

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2021

John Morberg
Chief Financial Officer
Landec Corporation
2811 Airpark Drive
Santa Maria, California 93455

> **Re: Landec Corporation**
> **Form 10-K for the Fiscal Year Ended May 31, 2020**
> **Filed August 14, 2020**
> **Form 8-K filed on January 6, 2021**
> **File No. 000-27446**

Dear Mr. Morberg:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed on January 6, 2021

Exhibit 99.1

1.   We note that you exclude the fair market value change of your Windset investment to arrive at EBITDA. Please revise future filings to ensure that your EBITDA calculation is consistent with the definition of EBITDA provided in Question 103.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

<u>Form 10-K for the Fiscal Year Ended May 31, 2020</u>

<u>Notes to Consolidated Financial Statements</u>
<u>Revenue Recognition, page 47</u>

2.   You disclose that substantially all revenue is recognized upon shipment or delivery and that revenue for development service contracts are accounted for as a single performance obligation and are generally recognized over time. Please address the following items related to your Lifecore revenues:

- Identify for us each of the promised goods and/or services in your contracts and explain how you determined you only have a single performance obligation under ASC 606-10-25-14 through 25-22.

- Tell us and revise your disclosures in future filings to clarify the extent to which Lifecore revenues are recognized at a point in time or over time. With reference to ASC 606-10-25-23 to 25-30, explain to us how you determined the contracts that qualify for point in time recognition and those that qualify for over time recognition. In addressing these items, ensure that your disaggregated revenue disclosures provided under ASC 606-10-50-5 adequately depict for investors the nature and timing of your revenues.

- We note that your development service contract revenues are generally recognized over time based upon labor hours expended relative to the total expected hours. Pursuant to ASC 606-10-50-18, disclose why this method provides a faithful depiction of the transfer of your goods or services.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Andrew Blume, Accounting Branch Chief, at 202-551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing